Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

March 31, 2020

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2020	2019
Revenue	4	$130,659	$352,680
Cost of sales	5	(145,924)	(169,134)

Gross margin		(15,265)	183,546

Operating expenses	6	(44,911)	(70,346)
Corporate administration expenses		(4,717)	(4,544)
Other income		3,218	1,243

Income (loss) before finance items and taxes		(61,675)	109,899

Finance items
Finance income	7	11,412	32,829
Finance costs	7	(1,809)	(2,018)

		9,603	30,811

Income (loss) from operations before taxes		$(52,072)	$140,710

Income and other taxes		71,028	(35,510)

Income for the period		$18,956	$105,200

Attributable to owners of Turquoise Hill Resources Ltd.		55,405	111,237
Attributable to owner of non-controlling interest		(36,449)	(6,037)

Income for the period		$18,956	$105,200

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.		$0.03	$0.06

Basic and diluted weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Income for the period	$18,956	$105,200

Other comprehensive loss:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(1,375)	(535)

Other comprehensive loss for the period (a)	$(1,375)	$(535)

Total comprehensive income for the period	$17,581	$104,665

Attributable to owners of Turquoise Hill	54,030	110,702
Attributable to owner of non-controlling interest	(36,449)	(6,037)

Total comprehensive income for the period	$17,581	$104,665

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2020 (2019: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2020	2019
Cash generated from operating activities before interest and tax	16	$1,495	$49,838

Interest received		11,831	23,757
Interest paid		(26,822)	(78,574)
Income and other taxes paid		(10,951)	(710)

Net cash used in operating activities		$(24,447)	$(5,689)

Cash flows from investing activities
Receivable from related party: amounts withdrawn	17	307,000	275,000
Expenditures on property, plant and equipment		(301,096)	(325,294)
Other investing cash flows		63	—

Cash generated from (used in) investing activities		$5,967	$(50,294)

Cash flows from financing activities
Payment of lease liability		(1,907)	(2,408)

Cash used in financing activities		$(1,907)	$(2,408)

Effects of exchange rates on cash and cash equivalents		16	119

Net decrease in cash and cash equivalents		$(20,371)	$(58,272)

Cash and cash equivalents - beginning of period		$1,651,985	$1,603,067
Cash and cash equivalents - end of period		1,631,614	1,544,795

Cash and cash equivalents as presented on the balance sheets		$1,631,614	$1,544,795

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		March 31,	December 31,
	Note	2020	2019
Current assets
Cash and cash equivalents	8	$1,631,614	$1,651,985
Inventories	9	211,305	175,719
Trade and other receivables		16,325	27,047
Prepaid expenses and other assets		106,695	99,671
Receivable from related party	17	204,284	511,284

		2,170,223	2,465,706
Non-current assets
Property, plant and equipment	10	10,090,069	9,782,647
Inventories	9	28,793	28,985
Deferred income tax assets	13	616,118	534,078
Other financial assets		10,033	10,978

		10,745,013	10,356,688

Total assets		$12,915,236	$12,822,394

Current liabilities
Borrowings and other financial liabilities	12	$24,962	$26,547
Trade and other payables	11	523,303	466,206
Deferred revenue		34,482	27,896

		582,747	520,649
Non-current liabilities
Borrowings and other financial liabilities	12	4,190,659	4,187,270
Deferred income tax liabilities	13	87,746	79,180
Decommissioning obligations	14	105,151	104,238

		4,383,556	4,370,688

Total liabilities		$4,966,303	$4,891,337

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,559,106	1,558,811
Accumulated other comprehensive loss		(2,188)	(813)
Deficit		(3,766,484)	(3,821,889)

Equity attributable to owners of Turquoise Hill		9,222,556	9,168,231
Attributable to non-controlling interest	15	(1,273,623)	(1,237,174)

Total equity		$7,948,933	$7,931,057

Total liabilities and equity		$12,915,236	$12,822,394

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 12, 2020 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total	Non-controlling Interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the period	—	—	—	55,405	55,405	(36,449)	18,956
Other comprehensive loss for the period	—	—	(1,375)	—	(1,375)	—	(1,375)
Employee share plans	—	295	—	—	295	—	295

Closing balance	$11,432,122	$1,559,106	$(2,188)	$(3,766,484)	$9,222,556	$(1,273,623)	$7,948,933

Three Months Ended March 31, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785
Impact of change in accounting policy	—	—	—	(1,342)	(1,342)	(691)	(2,033)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,652)	$9,319,578	$(910,826)	$8,408,752
Income for the period	—	—	—	111,237	111,237	(6,037)	105,200
Other comprehensive loss for the period	—	—	(535)	—	(535)	—	(535)
Employee share plans	—	150	—	—	150	—	150

Closing balance	$11,432,122	$1,558,414	$309	$(3,560,415)	$9,430,430	$(916,863)	$8,513,567

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at March 31, 2020.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on May 12, 2020.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at March 31, 2020, the Company had $1.8 billion of available liquidity, split between remaining project finance proceeds of $0.2 billion, which are drawn and currently deposited with Rio Tinto, and $1.6 billion of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $1.6 billion at March 31, 2020. Furthermore, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near term operating plans and continues to take steps to reduce costs and maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the possible impacts of COVID-19 and the impact of estimated commodity prices on cash receipts.

The Company believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to fund its operations and forecasted underground development, as well as the possible progression of a Tavan Tolgoi-based power plant or other power alternatives currently under discussion with the Government of Mongolia. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development and power funding beyond this timeframe.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019.

(b)	New standards and interpretations adopted

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

(c)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2020. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended March 31, 2020
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$130,659	$—	$130,659
Cost of sales	(145,924)	—	(145,924)

Gross margin	(15,265)	—	(15,265)

Operating (expenses) income	(55,731)	10,820	(44,911)
Corporate administration expenses	—	(4,717)	(4,717)
Other income	2,453	765	3,218

Income (loss) before finance items and taxes	(68,543)	6,868	(61,675)

Finance items
Finance income	3,087	8,325	11,412
Finance costs	(124,831)	123,022	(1,809)

Income (loss) from operations before taxes	$(190,287)	$138,215	$(52,072)

Income and other taxes	83,080	(12,052)	71,028

Income (loss) for the period	$(107,207)	$126,163	$18,956

Depreciation and depletion	36,919	—	36,919
Capital additions	354,996	—	354,996
Total assets	11,107,345	1,807,891	12,915,236

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended March 31, 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $32.3 million, $31.1 million and $30.2 million, and $15.6 million (March 31, 2019 - $78.8 million, $58.3 million, $53.4 million, and $35.4 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended March 31, 2019
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$352,680	$—	$352,680
Cost of sales	(169,134)	—	(169,134)

Gross margin	183,546	—	183,546

Operating (expenses) income	(83,329)	12,983	(70,346)
Corporate administration expenses	—	(4,544)	(4,544)
Other income	798	445	1,243

Income before finance items and taxes	101,015	8,883	109,899

Finance items
Finance income	8,052	24,777	32,829
Finance costs	(108,204)	106,186	(2,018)

Income from operations before taxes	$863	$139,846	$140,710

Income and other taxes	(18,617)	(16,893)	(35,510)

Income (loss) for the period	$(17,754)	$122,953	$105,200

Depreciation and depletion	44,939	—	44,939
Capital additions	442,619	—	442,619
Total assets	10,238,136	3,198,589	13,436,725

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended March 31, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$125,351	$(28,517)	$96,834
Gold	29,792	1,797	31,589
Silver	2,261	(25)	2,236

	$157,404	$(26,745)	$130,659

	Three Months Ended March 31, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$210,879	$13,055	$223,934
Gold	122,502	3,177	125,679
Silver	2,924	143	3,067

	$336,305	$16,375	$352,680

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended March 31,
	2020	2019
Production and delivery	$104,704	$125,952
Depreciation and depletion	34,966	44,629
Provision against (reversal of) carrying value of inventories (Note 9)	6,254	(1,447)

	$145,924	$169,134

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended March 31,
	2020	2019
Oyu Tolgoi administration expenses	$32,077	$31,184
Royalty expenses	10,239	19,739
Inventory write downs (reversals) (a)	(1,164)	12,558
Selling expenses	1,869	6,555
Depreciation	1,953	310
Other	(63)	—

	$44,911	$70,346

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended 31,
	2020	2019
Finance income:
Interest income (a)	$11,412	$32,829

	$11,412	$32,829

Finance costs:
Interest expense and similar charges	$(93,052)	$(102,273)
Amounts capitalized to property, plant and equipment (b)	92,300	101,590
Accretion of decommissioning obligations (Note 14)	(1,057)	(1,335)

	$(1,809)	$(2,018)

(a)

Finance income for the three months ended March 31, 2020 of $3.9 million (March 31, 2019 - $22.2 million) on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 17).

(b)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.5% (refer to Note 10).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	March 31,	December 31,
	2020	2019
Cash at bank and on hand	$105,222	$112,572
Money market funds and other cash equivalents (a)	1,526,392	1,539,413

	$1,631,614	$1,651,985

(a)	At March 31, 2020, short-term liquid investments of $210.0 million (December 31, 2019 - $210.0 million) have been placed with Rio Tinto (refer to Note 17).

9.	Inventories

	March 31,	December 31,
	2020	2019
Current
Concentrate	$65,143	$26,801
Provision against carrying value of concentrate	(6,273)	—
Ore stockpiles	45,870	45,713
Provision against carrying value of ore stockpiles	—	(908)
Materials and supplies	182,224	179,795
Provision against carrying value of materials and supplies	(75,659)	(75,682)

	$211,305	$175,719

Non-current
Ore stockpiles	$30,080	$30,640
Provision against carrying value of ore stockpiles	(1,287)	(1,655)

	$28,793	$28,985

During the three months ended March 31, 2020, $145.9 million (2019 - $169.1 million) of inventory was charged to cost of sales (Note 5).

During the three months ended March 31, 2020, net write down charges of $5.1 million (2019 – net write down charges of $11.1 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three months ended March 31, 2020, inventory on which there was a provision against carrying value of $0.1 million (2019 - $2.7 million) was sold and recognized in cost of sales for the year.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended	property	Plant and	works in	capital
March 31, 2020	interests	equipment	progress	assets	Total
Net book value:
January 1, 2020	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647
Additions	303	(72)	262,465	—	262,696
Interest capitalized (Note 7)	—	—	92,300	—	92,300
Depreciation for the period	(13,553)	(33,993)	—	(28)	(47,574)
Transfers and other movements	—	9,894	(9,894)	—	—

March 31, 2020	$710,266	$3,102,160	$6,276,621	$1,022	$10,090,069

Cost	1,270,945	4,848,371	6,641,328	1,131	12,761,775
Accumulated depreciation / impairment	(560,679)	(1,746,211)	(364,707)	(109)	(2,671,706)

March 31, 2020	$710,266	$3,102,160	$6,276,621	$1,022	$10,090,069

	Oyu Tolgoi
	Mineral		Capital	Other
Three Months Ended	property	Plant and	works in	capital
March 31, 2019	interests	equipment	progress	assets	Total
Net book value:
January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$—	$8,838,305
Impact of change in accounting policy	—	16,751	—	—	16,751

January 1, 2019 restated	$799,113	$3,280,198	$4,775,745	$—	$8,855,056
Additions	6,047	1,157	333,825	—	341,029
Interest capitalized (Note 7)	—	—	101,590	—	101,590
Depreciation for the period	(15,494)	(37,386)	—	—	(52,880)
Transfers and other movements	—	24,292	(24,292)	—	—

March 31, 2019	$789,666	$3,268,261	$5,186,868	$—	$9,244,795

Cost	1,253,293	4,761,166	5,186,868	1,152	11,202,479
Accumulated depreciation / impairment	(463,627)	(1,492,905)	—	(1,152)	(1,957,684)

March 31, 2019	$789,666	$3,268,261	$5,186,868	$—	$9,244,795

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Trade and other payables

	March 31,	December 31,
	2020	2019
Trade payables and accrued liabilities	$373,163	$389,476
Interest payable on long-term borrowings	65,633	9,814
Payable to related parties (Note 17)	82,910	65,903
Other	1,597	1,013

	$523,303	$466,206

12.	Borrowings and other financial liabilities

	March 31,	December 31,
	2020	2019
Current liabilities:
Project finance facility (a)	$22,177	$22,177
Lease liabilities (b)	2,785	4,370

	$24,962	$26,547

Non-current liabilities:
Project finance facility (a)	$4,174,027	$4,170,058
Lease liabilities (b)	16,632	17,212

	$4,190,659	$4,187,270

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At March 31, 2020, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	March 31, 2020		Original Term (ii)	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)		Pre-completion	Post-completion
International Financial
Institutions - A Loan	$776,567	$797,874	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	874,740	897,140	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	277,332	315,113	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	679,308	695,641	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan	1,588,257	1,635,163	12 years	LIBOR + 3.4%	LIBOR + 4.4%
				Includes $50 million 15-year loan at A Loan rate

	$4,196,204	$4,340,931

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At March 31, 2020, these borrowings are stated net of $152.7 million amortized transaction costs.

Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	Lease liabilities are discounted at the weighted average incremental borrowing rate of 7.2%

13.	Deferred income taxes

	March 31,	December 31,
	2020	2019
Deferred tax assets
Non-capital losses	$208,193	$208,921
Other temporary differences including accrued interest	407,925	325,157

	$616,118	$534,078

Deferred tax liabilities
Withholding tax	(87,746)	(79,180)

	$(87,746)	$(79,180)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Three Months Ended March 31,
	2020	2019
Opening carrying amount	$104,238	$131,565
Changes in estimates	(144)	48
Accretion of present value discount	1,057	1,335

	$105,151	$132,948

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $213.4 million (December 31, 2019 - $212.6 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2019 - 2.0%).

15.	Non-controlling interests

	Non-controlling Interest:
	Oyu Tolgoi (a)
	Three Months Ended March 31,
	2020	2019
Balance, January 1	$(1,237,174)	$(910,135)
Impact of change in accounting policy	—	(691)
Restated balance, January 1	$(1,237,174)	$(910,826)
Non-controlling interest’s share of loss	(36,449)	(6,037)
Common share investments funded on behalf of non-controlling interest (a)	47,600	57,800
Funded amounts repayable to the Company (a)	(47,600)	(57,800)

Balance, March 31	$(1,273,623)	$(916,863)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at March 31, 2020, the cumulative amount of such funding was $1,288.3 million (December 31, 2019 - $1,240.7 million). Interest of $694.4 million (December 31, 2019 - $654.9 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended March 31,
	2020	2019
Income for the period	$18,956	$105,200
Adjustments for:
Depreciation and amortization	36,919	44,939
Finance items:
Interest income	(11,412)	(32,829)
Interest and accretion expense	1,809	2,018
Unrealized foreign exchange gains	(3,650)	(119)
Inventory write downs	5,090	11,111
Write off of property, plant and equipment	(63)	—
Gain on disposal of property, plant and equipment	(71,028)	35,510
Other items	(344)	(78)
Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(32,149)	(6,432)
Trade, other receivables and prepaid expenses	11,086	(21,454)
(Decrease) increase in:
Trade and other payables	39,695	(25,993)
Deferred revenue	6,586	(62,035)

Cash generated from operating activities before interest and tax	$1,495	$49,838

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31
	2020	2019
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(27,311)	$11,869

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties

As at March 31, 2020, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2019: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended March 31,
Statements of Income	2020	2019
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$58	$67
Management services payment (i)	(7,082)	(8,190)
Cost recoveries - Rio Tinto (ii)	(8,158)	(8,983)

Finance income:
Cash and cash equivalents (iii)	998	5,866
Receivable from Rio Tinto (iv)	3,864	22,272

Finance costs:
Completion support fee (v)	(27,181)	(27,170)

	$(37,501)	$(16,138)

	Three Months Ended March 31,
Statements of Cash Flows (Stated in $000’s of dollars)	2020	2019
Cash generated from operating activities
Interest received (iii, iv)	$5,551	$18,493
Interest paid (v)	(25,972)	(78,395)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	307,000	275,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(10,955)	(16,592)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties (continued)

	March 31,	December 31,
Balance Sheets	2020	2019
Cash and cash equivalents (iii)	$210,000	$210,000
Trade and other receivables	3,823	5,763
Prepaid expenses and other assets	83,693	82,808
Receivable from related party and other non-current financial assets (iv) (Note12)	204,284	511,284
Trade and other payables (Note 14)
Management services payment - Rio Tinto (i)	(22,824)	(14,156)
Cost recoveries - Rio Tinto (ii)	(60,086)	(51,747)

	$418,890	$743,952

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At March 31, 2020, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $210.0 million (December 31, 2019 - $210.0 million), earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 12), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At March 31, 2020, the resulting receivable from 9539549 Canada Inc. totalled $204.3 million (December 31, 2019 - $511.3 million), earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties (continued)

At March 31, 2020, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(v)

As part of the project finance agreements (Note 12), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

18.	Commitments and contingencies

(a)	Capital commitments

At March 31, 2020, the Company had capital expenditure commitments of $40.6 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

During 2018, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

The new arrangement took effect on July 4, 2018, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At March 31, 2020, the Company had power purchase commitments of $221.8 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessment

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessment (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

Management remains of the opinion that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law; and in the opinion of the Company, at March 31, 2020, a provision is not required for the amount of approximately $150 million, disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through March 31, 2020. The amounts that could arise related to 2016 through March 31, 2020 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of an Oyu Tolgoi-led Tavan Tolgoi-based power plant (TTPP), as well as potentially alternative power solutions, to supply the Oyu Tolgoi mine. The PSFA contemplates that TTPP would be majority owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

On February 14, 2020, Oyu Tolgoi submitted a TTPP Feasibility Study to the Government of Mongolia pursuant to the PSFA. The TTPP Feasibility Study contemplates a 300 MW coal fired power plant and related infrastructure, including a 55-kilometre water pipeline and a 126-kilometre overhead power line. The estimated project cost for TTPP is based on the results of a competitive tender process for a “turnkey” Engineering, Procurement and Construction (EPC) contract as well as certain assumptions for other costs that are not yet finalized (including government fees, licenses and reimbursements). As contemplated by the PSFA, the TTPP Feasibility Study assumes that power for the Oyu Tolgoi mine supplied from TTPP would be supplemented by a back-up power arrangement to be agreed with Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), until back-up power can be provided within Mongolia.

On February 14, 2020, Oyu Tolgoi also issued to the Government of Mongolia a Notice of Contingency under Clause 7.4(a)(ii) of the PSFA, which initiated a prescribed “contingency process” with respect to TTPP and the alternative power options listed in the agreement. The first phase of the contingency process concluded on April 14, 2020 without Oyu Tolgoi and the Government of Mongolia reaching agreement on a basis for which TTPP could proceed. In the second phase of the contingency process, which commenced immediately thereafter and will conclude on June 14, 2020, the parties are required to progress the alternative power supply options listed in Clause 7.4(b) of the PSFA, which comprise an Oyu Tolgoi mine-based power plant, a Mongolian grid solution and a primary renewables solution.

On April 14, 2020, the Minister of Energy notified Oyu Tolgoi of the Government of Mongolia’s decision to develop and fund a State-Owned Power Plant to be located at the Tavan Tolgoi coal fields (SOPP), which would supply power to the Oyu Tolgoi mine and potentially other regional mines. Oyu Tolgoi LLC has indicated to the Government of Mongolia its willingness to support SOPP, subject to certain conditions being satisfied and clarifications being provided. Oyu Tolgoi is currently in discussions with the Government of Mongolia concerning the SOPP concept and, in particular, is seeking confirmation that SOPP may be considered as part of the second contingency phase under the PSFA. Moreover, Oyu Tolgoi is seeking clarification from the Government of Mongolia with respect to the commercial terms of power supply, development process, proposed sources of financing and expected timing of SOPP completion.

The terms of the PSFA provide, among other things, that if agreement cannot be reached between Oyu Tolgoi and the Government of Mongolia on an alternative power solution (as specified in Clause 7.4(b)) by June 14, 2020, then Oyu Tolgoi is thereafter entitled to select and implement one of these alternative options.

As at March 31, 2020, the Company has no capital commitments related to the PSFA, TTPP, or SOPP.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at March 31, 2020
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$870,092	$870,092	$—	$—
Marketable securities (a)	2,535	2,535	—	—
Trade receivables (b)	8,818	—	8,818	—

	$881,445	$872,627	$8,818	$—

	Fair Value at December 31, 2019
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$876,126	$876,126	$—	$—
Marketable securities (a)	3,909	3,909	—	—
Trade receivables (b)	16,881	—	16,881	—

	$896,916	$880,035	$16,881	$—

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.
(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.